

July 21, 2014

Via E-mail
Charles Provini
President and Chief Executive Officer
Natcore Technology, Inc.
87 Maple Avenue
Red Bank, New Jersey, 07701

     Re: **Natcore Technology, Inc.**
               Amendment No. 3 to
               Draft Registration Statement on Form F-1
               Submitted July 2, 2014
               CIK No. 0001464623

Dear Mr. Provini:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Throughout your disclosure, please revise to clarify the following regarding your status as an Emerging Growth Company:

- Certain reduced reporting obligations available to you as an Emerging Growth Company will also be available for so long as you remain a smaller reporting company, even if you cease to be an Emerging Growth Company;

- Your election to opt out of the extended transition period provided in Securities Act Section 7(a)(2)(B) for complying with new or revised accounting standards is irrevocable; and

- You may choose to use some of all of the other reduced reporting obligations permitted to you as an Emerging Growth Company for so long as you remain an Emerging Growth Company, even though you chose not to do so in this filing.

2.   Please revise throughout to remove or explain what it means when you state that you have "successfully" completed a task or goal. We note that you indicated that you successfully developed technology or a process, but you do not explain how you measured success. In this regard, since you have not sold any products or services, and it appears that you still have significant milestones until you are ready to make sales, your definition of "success" should be clearly described in your disclosure.

Prospectus Summary, page 6

3.   We note your response to prior comment 8. Please continue to ensure that the disclosure throughout your filing is consistent.   For example, we note that you now disclose on page 6 that you currently have 18 granted patents and 38 pending patents; however, you disclose on page 47 that you currently have 16 granted patents and 19 patents pending.

4.   Regarding the copies of the third-party data mentioned in prior comments 9 and 10, we note that you have filed as exhibits the copies rather than providing us the copies as we requested in those comments. Please remove the copies from the exhibit index and instead provide us copies in which you clearly mark the material you provide to identify the data you cite in your document. Also, tell us whether you commissioned any of the data disclosed in your document and tell us how you determined whether you are relying upon the most up to date information as we requested in prior comment 9.

5.   We note your response to prior comment 11. Please tell us why you believe it is appropriate to highlight data in the third and sixth paragraphs on page 7 and then, on page 23, tell investors not to place "undue reliance" on the information you have chosen to highlight.

6.   We note that you have not revised your device roadmap on page 9 about your quantum dot tandem solar cell, such as the disclosure about a 20 month timeframe and incremental funding. However, you now refer in the first paragraph on page 9 to a "36 to 48 month timeframe" and the "expenditure of $5-$8M" and you still refer in the last paragraph on page 45 to 24-30 months. Please advise or revise.

7.   Given your new disclosure on page 9 about a 36 to 48 month timeframe compared to disclosure in your prior submission about a 24 to 30 month timeframe, please expand the

appropriate section to explain why the timeframe has increased. If you have encountered material difficulties in your attempt to reach production readiness, disclose the difficulties and clarify whether you have resolved such difficulties.

8.   Please tell us with specificity where you revised the disclosure in response to prior comment 12. For example, we note your disclosure in the penultimate paragraph on page 8. As we requested in comment 12, please revise your disclosure to present it from the perspective an investor who may not be an expert in your industry. Your heavy reliance on industry specific terminology makes it difficult to understand the status of your products and prospects from the average investor's perspective. Examples include p-type, n-type, quantum dot, generation 2, generation 3, Si and/or Ge QD's and LPD silica.

9.   We note your response to prior comment 14. Please relocate the disclosure in the last paragraph on page 9 to a more prominent location in your prospectus summary.

10.   We note your response to prior comment 17. However, the paragraph in all capital letters now appears on page 18. Therefore, please remove the paragraph as we requested in prior comment 17. In this regard, you should be discussing all relevant risks to investors in the "Risk Factors" section.

Selling Shareholders Information, page 20

11.   We note that in this document you have registered for resale on behalf of selling stockholders an additional 2,370,000 currently outstanding shares of common stock and an additional 2,142,000 shares of common stock issuable upon exercise of outstanding warrants. Please tell us where you provided the disclosure required by Item 701 of Regulation S-K regarding the securities issued to the selling shareholders.

12.   In addition, please identify with specificity the transactions in which the selling shareholders acquired their shares, rather than your current disclosure citing "similar transactions."

Selected Financial Data, page 25

13.   We do not see where you addressed our prior comment 20. As previously requested, please tell us why you are using different forms of classification for your financial information as compared to your financial statements on pages F-4 and F-27. This comment also applies to "Summary Consolidated Financial Data" on page 11. Alternatively, please revise to consistently present your financial information on the same basis as your audited financial statements.

14.   We note your response to prior comment 21. The line item description presented does not reconcile to the consolidated financial statements on pages F-4 and F-27. Please

revise your description to place brackets on "gain" rather than "loss" to provide consistency with your consolidated financial statements. This comment also applies to "Summary Consolidated Financial Data" on page 11.

15.   We note your response to prior comment 22. There does not appear to be a description provided for footnote (1) on page 25 in reference to weighted average number of shares outstanding. This comment also applies to "Summary Consolidated Financial Data" on page 11. Please revise to either add a description or remove the footnote.

16.   We note your response to prior comment 23. However, we do not see where you have provided all the disclosures required by Item 10.e. for the non-GAAP measure "working capital excluded DL." Please revise to include all the disclosures required by Item 10.e. of Regulation S-K including:

- a reconciliation with the most directly comparable financial measure calculated and presented in accordance with GAAP;

- a statement disclosing the reasons why management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding the registrant's financial condition and results of operations; and

- to the extent material, a statement disclosing the additional purposes, if any, for which the registrant's management uses the non-GAAP financial measure.

Overview, page 27

17.   We note your response to prior comment 24. Please continue to update your disclosure in this section and throughout your prospectus. For example, we note the statement in the first paragraph of this section regarding your financial statements "for the quarter ended September 30, 2013." As another example, we note that in the seventh paragraph on page 31 you continue to refer to completion of the placement is subject to the approval of the TSX Venture Exchange. If the placement has occurred and you have received the approval, please update the disclosure accordingly as we requested in comment 24.

Financial Performance, page 28

18.   We note in the paragraph following the table on operating expenses that "approximately $2.1 million of the total increase in [our] 2013 net loss was due to the change in [y]our derivative liabilities associated with warrants outstanding at year end." According to the table, this change is approximately $1.8 million. Please revise.

Cash Flows, page 39

19.   We note your response to prior comment 27. Please update the disclosure in this section where you mention that you anticipate that your "current cash and cash equivalents will be sufficient to fund operations for the remainder of this year and the next year." In this regard, we note your new disclosure in footnote 1 on page F-7 that you intend "to finance operating costs over the next twelve months with existing cash resources and the private placement of common shares."

Employment Agreement, page 40

20.   Please update the disclosure in this section regarding Mr. Provini's employment agreement. In this regard, we note your disclosure in this section on April 5, 2012 the agreement was extended for two years.

License Agreement, page 40

21.   We note your response to prior comment 29. However, it does not appear that you disclosed the duration of the agreement as we requested in our comment. Therefore, please disclose the duration of the agreement. Also, expand the disclosure in the second paragraph of this section to clarify whether you met the milestones and, if applicable, the impact on your business for not meeting the milestones.

Sponsored Research Agreement, page 40

22.   Please tell us with specificity where you revised the disclosure in response to prior comment 30.

Research and Development Facility, page 41

23.   Please tell us with specificity where you revised the disclosure in response to prior comment 31.

Patent License Agreement, page 41

24.   We note your response to prior comment 32. However, it does not appear that you disclosed the duration of the agreement as we requested in our comment. Also, it appears that you disclosed in the penultimate paragraph on page 41 the original market milestones mentioned in Exhibit C of the agreement filed as Exhibit 10.8. Please disclose the duration of the agreement and update the disclosure on page 41 to discuss the new milestones mentioned in the amended agreement filed as Exhibit 10.10. Also, disclose, if applicable, the impact on your business for not meeting the milestones.

China Joint Venture, page 41

25.   Please tell us with specificity where you revised the disclosure in response to prior comment 33.

Impact of Inflation and Currency Fluctuations, page 43

26.   Please update the disclosure in this section. In this regard, we note that in the second paragraph of this section you continue to refer to market risk sensitive instruments as of September 30, 2013. Also, tell us why you refer in this section to a revolving line of credit. In this regard, we note that you only refer in this section of your document to a line of credit.

Competitive Landscape, page 44

27.   We note that you refer in this section to an independent engineering study that shows your technology can be used to reduce solar cell manufacturing costs by 23.5%; however, we note that you mention on page 7 that your internal calculations cause you to believe that cell production costs could be lowered by up to 23%. Please advise or revise.

28.   We note your response to prior comment 35. Please revise the new disclosure in the third paragraph of this section that you may decide to develop the technology for market "at some near-future date" to clarify the timeframe. In this regard, we note that you previously disclosed that you may decide to develop the technology for market "in years 2-5."

Competitive Strengths, page 45

29.   We note your response to prior comment 34. Please eliminate the reference in the fourth paragraph of this section to "the perfect solution" which appears to be marketing.

30.   We note that certain timeframes mentioned here commence from the start of an event, like funding. Please clarify when you expect that event to occur or that you have no estimate at this time.

Strategies, page 46

31.   We note your response to prior comment 37. Even though you eliminated some claims in this section about profit margin, market share and profits, we note that you continue to include in this section other such claims, such as the claims on page 46 about "a margin of 20%," a "market share of 25%," a "profit margin in excess of 60% for Natcore" and a "10% market share for Natcore would represent a profit of $480M."   Therefore as we requested in prior comment 37, please tell us with specificity why you believe that you

have a reasonable basis to make such claims if you have not manufactured and sold your product.

Compensation, page 53

32.   We note your response to prior comment 39. However, you continue to refer in the fourth paragraph on page 53 to summaries of compensation received by named executive officers and directors for the financial year ended December 31, 2012 and you refer in the seventh paragraph on page 53 to a compensation discussion and analysis that describes and explains your policies and practices with respect to the "2012 compensation" of your named executive officers. Therefore, please update the disclosure in this section as we requested in prior comment 39.

Transactions with Related Parties, page 66

33.   We note your response to prior comment 42. However, you continue to provide disclosure as of the first quarter of 2013 on page 66. Therefore, please ensure that the disclosure you provide in this section is up to the date of document. See Item 7.B of Form 20-F. Please revise accordingly.

Taxation and Government Programs, page 70

34.   Please explain what the purpose of the chart under this heading is and what it is intended to show.

Plan of Distribution, page 73

35.   We note your response to prior comment 6. Please remove your disclosure in the second and third bullet points in this section in view of your new disclosure in the third paragraph in this section.

Consolidated Financial Statements, page F-1

36.   Please change the caption for the index to the first financial statement presentation to "Years ended December 31, 2013 and 2012" from "Years ended December 31, 2012 and 2011" to accurately reflect the information referenced.

Consolidated Statements of Comprehensive Loss, page F-4

37.   To properly identify the amounts recorded, please revise the line item description "Foreign exchange gain" to classify it as "Foreign exchange (gain)/loss."

Notes to the financial statements, pages F-7 and F-30

Note 4. Cash and cash equivalents, pages F-13 and F-37

38.   We note your response to prior comment 45. Please expand your disclosures to describe what "guaranteed investment certificates" are and how they satisfy the criteria for cash equivalents.

Note 5. Receivables, page F-13

39.   We note your response to prior comment 46. We further note that "HST" has been changed to "GST". Please provide disclosure describing what a GST receivable is and how it is realized.

Note 10. Share capital, pages F-16 and F-40

Stock options, page F-16 and F-42

40.   We note your response to prior comment 47. Please revise to explain how you determined the assumptions utilized in the Black-Scholes stock option pricing model including volatility, risk-free interest rate and expected life, etc. Refer to the guidance in paragraph 47(a) of IFRS 2.

Note 12. Financial risk and capital management, pages F-20 and F-45

Fair value, pages F-22 and F-46

41.   We note your response to prior comment 48. Please tell us how you determined that the derivative financial liability is Level 2 in accordance with IFRS 13.

Recent Sales of Unregistered Securities, page II-1

42.   For each offering, please specify an exemption from registration under United States Federal Securities law, such as Regulation S, rather than laws of non-US jurisdictions.

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact David Burton, Staff Accountant, at (202) 551-3618 or Lynn Dicker, Accounting Reviewer, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via e-mail): Marc X. LoPresti, Esq.